MSU Grant Exhibit:
The number of MSUs that vest will be based on the Company's total stockholder return ("TSR") relative to the performance of the component companies in the NASDAQ Telecommunications Index (the "NASDAQ Telecom Index") measured over a four-year performance period covering fiscal years 2026 through 2029, with one-year (fiscal 2026), two-year (fiscal 2026 and 2027), three-year
(fiscal 2026, 2027, and 2028)and four-year (fiscal 2026, 2027, 2028, and 2029)
performance periods. The TSR for each period will be compared against the period of April 28, 2025 to June 11, 2025. The MSU award will be divided into four equal tranches, with one tranche assigned to each measurement period. The actual number of shares that vest will be determined by the Compensation Committee after the end of each measurement period based on the relative TSR for the period and will range from 0% to 150% of the target amount for that period. In order to vest in 100% of the target number of MSUs, the Company's TSR must be at the 55th percentile of the NASDAQ Telecom Index for each measurement period.
The actual percentage of shares earned will be determined by the Committee at the end of each year of the MSU Performance Period and will be interpolated on a linear basis for performance between threshold and target for each level of achievement as follows:
Performance Threshold/Target............Shares Earned
0-25th Percentile.......................0% of Target Shares
25th-55th Percentile....................0%-100% of Target Shares
55th-100th Percentile...................100%-150% of Target Shares
Each earned unit converts into one share of common stock on the vesting date.